United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2012
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2012 and 2011		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2012 and 2011		3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2012	20

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2012	21

Note:	Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and
Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 24, 2013

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011
(Amounts in thousands)

	2012	2011
Assets:
Investments:
At fair value:
Short-term investment fund	$21,434	$-
Common/collective trust	-	17,457
Common stocks	822,247	980,354
Mutual funds	813,415	679,860
Corporate bonds	-	108
Plan interest in master trust accounts	616,283	637,909
Total investments at fair value	2,273,379	2,315,688

Receivables:
Notes receivable from participants	24,953	24,630
Interest and dividends	343	5,131
Participant contribution	-	2,204
Employer contribution	-	1,221
Total receivables	25,296	33,186
Total assets	2,298,675	2,348,874
Liabilities:
Due to broker for securities purchased	-	424
Total liabilities	-	424
Net assets available for benefits at fair value	2,298,675	2,348,450
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive
investment contracts	(26,485)	(24,912)
Net assets available for benefits	$2,272,190	$2,323,538
See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011
(Amounts in thousands)

	2012	2011
Changes to net assets attributable to:
Investment (loss) income:
Interest	$787	$743
Dividends	44,161	34,412
Net depreciation in fair value of investments	(90,707)	(56,047)
Plan interest in master trust accounts investment income	30,775	7,816
Other	212	259
Total investment loss	(14,772)	(12,817)
Contributions:
Participant	84,992	75,021
Employer	49,498	42,952
Participant rollovers	9,594	6,590
Total contributions	144,084	124,563

Transfer from other plans	-	34,875
Deductions:
Benefits paid to participants	180,639	150,532
Plan expenses	21	140
Total deductions	180,660	150,672
Net decrease	(51,348)	(4,051)
Net assets available for benefits:
Beginning of year	2,323,538	2,327,589
End of year	$2,272,190	$2,323,538
See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2012 the employee contribution percentage limits were 30.0% for non-Highly Compensated Employees (non-HCEs) and 15.0% for Highly Compensated Employees (HCEs).  For 2011, the employee contribution percentage limits were 27.0% for non-HCEs and 14.0% for HCEs.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 for each of the 2012 and 2011 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100%, as negotiated by their respective union, up to the first 4% or 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).  Active participants with at least three years of service and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  The Company’s matching contributions vest after three years of vesting service.  Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)	Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their vested account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The loans are secured by the balance in the participant’s account at the time the loan is approved.  Prior to October 1, 2008, loans generally had a fixed interest rate equal to the Western Federal Credit Union’s loan rate.  Effective October 1, 2008, loan interest rates were fixed based on the prime rate as published by The Wall Street Journal on the first day of the month prior to the calendar month in which the loan is requested.  Interest rates ranged from 3% to 11% on loans outstanding both as of December 31, 2012 and 2011.  Principal and interest are paid ratably through payroll deductions.

(g)	Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2012 and 2011, employer contributions were reduced by approximately $725,000 and $950,000, respectively, from forfeited nonvested accounts.

Forfeitures of terminated nonvested account balances during 2012 and 2011 were approximately $827,000 and $658,000, respectively. At December 31, 2012 and 2011, the balance of forfeited nonvested accounts totaled approximately $168,000 and $66,000, respectively. These accounts are expected to be used to reduce future contributions.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

	(i)	Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial position and results and operations.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit-responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

	(d)	Payment of Benefits

Benefits are recorded when paid.

	(e)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid balance and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2012	2011
Oxy stock*	$822,247	$980,354
Invesco Stable Value Fund (GIC MTIA)	515,003	552,833
MFO Vanguard Employee Benefit Index Fund	182,815	162,387
All other investments less than 5%	753,314	620,114
Total investments	$2,273,379	$2,315,688
* Participant- and non-participant-directed.

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value as follows (amounts in thousands):

	Year ended December 31,
	2012	2011
Common stocks	$(179,693)	$(34,169)
Mutual funds	88,986	(12,062)
Commingled fund	-	(9,816)
Net depreciation	$(90,707)	$(56,047)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(4)	Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

	(a)	Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

	(b)	Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

	(c)	Common/Collective Trust and Short-Term Investment Fund

The common collective trust and short-term investment fund are valued at the NAV of the units provided by the fund issuer. NAV for these funds represent the quoted price in a non-active market.

	(d)	Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

	(e)	Master Trust Account – Guaranteed Investment Contract (GIC)

Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 6).

	Assets at fair value
	as of December 31, 2012
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$822,247	$-	$822,247
Mutual funds
Fixed income funds	152,830	-	152,830
Index funds (S&P 500, Mid-Cap and REITs)	329,364	-	329,364
Balance fund	111,481	-	111,481
Growth funds	104,344	-	104,344
Value fund	40,687	-	40,687
International fund	74,709	-	74,709
Short term investment fund	-	21,434	21,434
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,635,662	$21,434	$1,657,096

	Assets at fair value
	as of December 31, 2011
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$980,354	$-	$980,354
Mutual funds
Fixed income funds	125,362	-	125,362
Index funds (S&P 500, Mid-Cap and REITs)	287,391	-	287,391
Balance fund	87,288	-	87,288
Growth funds	84,715	-	84,715
Value fund	37,554	-	37,554
International fund	57,550	-	57,550
Common/collective trust	-	17,457	17,457
Corporate bonds	-	108	108
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,660,214	$17,565	$1,677,779

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(5)	Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2012	2011
Net assets:
Oxy Stock Fund	$839,946	$1,002,293

	Year ended December 31,
	2012	2011
Contributions	$60,442	$51,837
Investment income	22,982	19,485
Net depreciation in fair value of investments	(179,820)	(36,248)
Transfers between funds	(2,599)	(58,889)
Benefits paid to participants	(63,345)	(62,936)
Administrative expenses	(7)	(9)
Changes in net assets	$(162,347)	$(86,760)

(6)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a GIC fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA. The following table presents the fair value of the Plan interest in each MTIA (amounts in thousands):

	As of December 31,
	2012	2011
Plan interest in master trust accounts:
GIC MTIA	$515,003	$552,833
Advent MTIA	13,353	12,129
Bernstein MTIA	87,927	72,947
Net assets	$616,283	$637,909

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2012	2011
Assets:
Guaranteed investment contracts, at fair value	$755,903	$744,578
Short-term investment fund	23,379	84,658
Accrued expense	(131)	(138)
Accrued investment income	1	7
Net assets	$779,152	$829,105
Plan’s percentage interest in GIC MTIA net assets	66%	67%
Plan interest in GIC MTIA	$515,003	$552,833

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2012	2011
Net appreciation of investments	$19,660	$24,043
Less investment expenses	(600)	(506)
Total investment income	$19,060	$23,537

The GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit-responsive.  As such, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by an insurance company or bank (the issuer).

GICs provide a fixed crediting interest rate, and the issuer guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA, rather than a separate account of the issuer.  A wrapper contract allows participants to execute Plan transactions at contract value.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The key factors that influence future

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

interest crediting rates for the GIC and the wrapper contract include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

During 2012 and 2011, the average yield earned on amounts invested in the GICs was 0.83% and 1.26%, respectively.  As of December 31, 2012 and 2011, the average crediting interest rate on such contracts was 2.29% and 2.62%, respectively.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan's qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

The following tables provide fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2012 and 2011 (amounts in thousands):

	Assets at fair value as of December 31, 2012
	Level 2	Level 3	Total
Short-term investment fund	$23,379	$-	$23,379
GIC	-	755,903	755,903
Total assets at fair value	$23,379	$755,903	$779,282

	Assets at fair value as of December 31, 2011
	Level 2	Level 3	Total
Short-term investment fund	$84,658	$-	$84,658
GIC	-	744,578	744,578
Total assets at fair value	$84,658	$744,578	$829,236

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2012 and 2011 (amounts in thousands):

	Year ended December 31,
	2012	2011
Balance, beginning of year	$744,578	$694,495
Unrealized gain	2,707	6,072
Purchases	154,253	279,430
Sales	(165,253)	(259,430)
Interest	19,618	24,011
Balance, end of year	$755,903	$744,578

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2012 and 2011 (amounts in thousands):

As of December 31, 2012	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$57,993	$68	$(3,155)	$54,906
ING Life and Annuity	A-	103,937	-	(3,570)	100,367
Monumental	AA-	163,846	199	(7,806)	156,239
New York Life	AAA	71,926	-	(2,696)	69,230
Pacific Life Insurance	A+	95,223	-	(3,428)	91,795
Prudential Insurance	AA-	159,841	-	(12,332)	147,509
State Street Bank	AA	103,137	-	(7,348)	95,789
		755,903	267	(40,335)	715,835

Short-term investment fund		23,379			23,379

		$779,282	$267	$(40,335)	$739,214

As of December 31, 2011	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$78,064	$94	$(3,172)	$74,986
ING Life and Annuity	A-	101,573	-	(3,706)	97,867
JP Morgan Chase	AA+	120,077	793	(9,055)	111,815
Monumental	AA-	148,000	100	(6,811)	141,289
New York Life	AAA	70,711	-	(2,804)	67,907
Pacific Life Insurance	A+	93,103	-	(3,645)	89,458
Prudential Insurance	AA-	33,698	-	(2,701)	30,997
State Street Bank	AA	99,352	-	(6,456)	92,896
		744,578	987	(38,350)	707,215

Common/collective trust		84,658	-	-	84,658

		$829,236	$987	$(38,350)	$791,873

*		Credit rating of issuer is the highest among S&P, Moody's and Fitch converted to the S&P convention as provided by Invesco.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2012	2011
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investment fund	$5,303	$3,726
Common/collective trust	-	870
Preferred stocks	493	-
Corporate bonds	53,076	47,092
Total investments	58,872	51,688
Receivables:
Due from broker for securities sold	-	161
Accrued investment income	291	286
Total receivables	291	447
Total assets	59,163	52,135
Liabilities:
Due to broker for securities sold	48	138
Accrued expenses	100	89
Payable under securities lending agreement	4,945	3,726
Total liabilities	5,093	3,953
Net assets of Advent MTIA	$54,070	$48,182
Plan’s percentage interest in Advent MTIA net assets	25%	25%
Plan interest in Advent MTIA	$13,353	$12,129

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2012	2011
Net appreciation (depreciation) in fair value of investments:
Corporate bonds	$4,620	$(4,243)
Preferred stocks	10	-
Net appreciation (depreciation)	4,630	(4,243)
Interest and dividends	1,975	1,691
Less investment expenses	(388)	(380)
Investment income (loss)	$6,217	$(2,932)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2012 and 2011 (amounts in thousands):

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
Short-term investment fund	$-	$5,303	$5,303
Preferred stocks	493	-	493
Corporate bonds	-	53,076	53,076
Total assets at fair value	$493	$58,379	$58,872

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Total
Short-term investment fund	$-	$3,726	$3,726
Common/collective trust	-	870	870
Corporate bonds	-	47,092	47,092
Total assets at fair value	$-	$51,688	$51,688

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund. The MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $4,832,000 and $3,635,000 at December 31, 2012 and 2011, respectively.  Cash collateral of approximately $4,945,000 and $3,726,000 was held at December 31, 2012 and 2011, respectively, with an offsetting liability.  Income earned during 2012 and 2011 was approximately $21,000 and $26,000, respectively, net of bank fees of approximately $12,000 and $14,000, respectively. This income is included as interest income for the Advent MTIA.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2012	2011
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted
market price:
Short-term investment fund	$5,866	$2,793
Common/collective trust	-	2,625
Common stocks	124,487	112,376
Total investments	130,353	117,794

Cash	3	15

Receivables:
Accrued investment income	140	114
Total receivables	140	114
Total assets	130,496	117,923
Liabilities:
Due to broker for securities purchased	-	134
Payable under securities lending agreement	2,631	2,793
Total liabilities	2,631	2,927
Net assets of Bernstein MTIA	$127,865	$114,996
Plan’s percentage interest in Bernstein MTIA net assets	69%	63%
Plan interest in Bernstein MTIA	$87,927	$72,947

The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2012	2011
Net appreciation (depreciation) in fair value of investments:
Common stock	$23,079	$(11,170)
Interest and dividends	2,207	1,685
Less investment expenses	(970)	(1,021)
Investment income (loss)	$24,316	$(10,506)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2012 and 2011 (amounts in thousands):

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
Short-term investment fund	$-	$5,866	$5,866
Common stocks	124,487	-	124,487
Total assets at fair value	$124,487	$5,866	$130,353

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Total
Short-term investment fund	$-	$2,793	$2,793
Common/collective trust	-	2,625	2,625
Common stocks	112,376	-	112,376
Total assets at fair value	$112,376	$5,418	$117,794

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2012 and 2011.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $2,548,000 and $2,708,000 at December 31, 2012 and 2011, respectively.  Cash collateral of approximately $2,631,000 and $2,793,000 was held at December 31, 2012 and 2011, respectively, with an offsetting liability.  Income earned during 2012 and 2011 was approximately $18,000 and $11,000, respectively, net of bank fees of approximately $10,000 and $6,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)	Plan Merger

Effective October 31, 2011, the Thums Long Beach Company Savings and Investment Plan was merged with and into the Plan. Approximately $35 million of assets were transferred into the Plan.

(8)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  OPC paid approximately $961,000 and $935,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2012 and 2011, respectively.

(9)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(10)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated May 13, 2010, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(11)	Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2012 and 2011, approximately 36% and 42%, respectively, of total Plan investments were invested in Oxy stock.

(12)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2013 (amounts in thousands):

	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$2,272,190	$2,323,538
Amounts allocated to withdrawing participants	(1,894)	(1,321)
Net assets available for benefits per the Form 5500	$2,270,296	$2,322,217

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2013 (amounts in thousands):

	Year ended December 31,
	2012	2011
Benefits paid to participants per the financial statements	$180,639	$150,532
Amounts allocated to withdrawing participants
at December 31, 2012	1,894	-
Amounts allocated to withdrawing participants
at December 31, 2011	(1,321)	1,321
Amounts allocated to withdrawing participants
at December 31, 2010	-	(1,405)
Benefits paid to participants per the Form 5500	$181,212	$150,448

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(13)	Subsequent Events

The Company has evaluated events from January 1, 2013 through June 24, 2013, and has made the appropriate disclosures.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012 (Dollar amounts in thousands)	Schedule 1

(a)	(b)	(c)	(d)	(e)

		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term
		securities, 21,434,002 units		$21,434
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 10,732,898 shares	243,172	822,247

*	Participant loans:	2,145 participant loans, various
		maturities, interest rates range
		from 3% to 11%, balances
		collateralized by participant account		24,953
	Mutual funds:
	MFO Vanguard Institutional Index Fund	1,400,563 shares	140,287	182,815
	MFO Black Rock Equity Dividend Fund	2,041,471 shares	38,221	40,687
	MFO Causeway Cap Mgmt. Intl Value	5,676,948 shares	73,394	74,709
	Inst'l
	MFO Dodge & Cox Balanced Fund	1,428,141 shares	100,329	111,481
	MFO Fidelity Contrafund	763,658 shares	60,476	59,237
	MFO Hbr Fund Cap Appreciation Fund	1,060,849 shares	38,838	45,107
	MFO Pimco Total Return Fund Inst'l	7,304,073 shares	80,679	82,098
	MFO Pimco High Yield Fund	3,000,144 shares	27,660	28,921
	MFO Vanguard Specialized Portfolios
	Reit Index Fund Inst’l	3,979,561 shares	49,622	57,425
	MFO Vanguard Mid-Cap Index Inst’l	3,957,530 shares	73,830	89,124
	Fund
	MFO Vanguard Inflation Protected
	Securities Inst'l	3,598,212 shares	40,627	41,811
		Total mutual funds		813,415
	Plan interest in master trust accounts:
	Advent Unit Master Trust	837,188 units	11,059	13,353
	MFO Alliance Bernstein Small Cap Units	4,549,853 units	67,203	87,927
	Invesco Stable Value Fund	25,697,903 units	435,626	515,003
		Total Plan interest in master trust accounts		616,283
		Total		$2,298,332
(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2012
(Dollar amounts in thousands)

							Current value
	Description of asset (includes				Expense		of asset on
	interest rate and maturity	Purchase	Selling		incurred with		transaction
Identity of party involved	in case of loan)	price	price	Lease rental	transaction	Cost of asset	date	Net gain
Series of transactions:
* Bank of New York	Short-Term Investment Fund:
	90 Acquisitions	$65,857	$-	$-	$-	$65,857	$65,857	$-
	76 Dispositions	$-	$83,314	$-	$-	$83,314	$83,314	$-

	EB Temporary Investment Fund:
	179 Acquisitions	$131,907	$-	$-	$-	$131,907	$131,907	$-

*		Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

By	/s/ Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 24, 2013

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm